Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    November    2002



                         GLOBALTEX INDUSTRIES INC.
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange
Act of
1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________







                         GLOBALTEX INDUSTRIES INC. ANNOUNCES
                           INCREASE IN AUTHORIZED CAPITAL


VANCOUVER, BRITISH COLUMBIA, November 22, 2002 - Globaltex Industries Inc. (TSX-VE: GTX; NASD OTC: GBTXF) announces that the increase in authorized capital of the Company to 100,000,000 common shares without par value, approved at the annual general meeting, has been completed.





GLOBALTEX INDUSTRIES INC.

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO


                                      ###


Contact:
" Mark Fields "
President and CEO
(604) 682-4678
markfields@radiant.net


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


                                   CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other factors discussed in the Company's various filings with the Securities and Exchange Commission. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk factors" and elsewhere in documents filed.











                               Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                              Globaltex Industries Inc.

Date:     November 22, 2002                    " Mark Fields "
                                               President
                                               Chief Executive Officer